

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2014

Via E-mail
Nader Z. Pourhassan, Ph.D.
President and Chief Executive Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660

> **Re:** **CytoDyn Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 2, 2014**
> **File No. 000-49908**

Dear Dr. Pourhassan:

We have limited our review of your filing to the issues addressed in the following comment.

Please respond to this letter by amending your filing and providing the requested information If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Proposal 2—Approval of a Reverse Stock Split and an Amendment to the Company's Articles of Incorporation to Implement the Reverse Stock Split, page 11

1. We note that you have proposed a reverse stock split and an amendment to your Articles of Incorporation to implement the reverse stock split. We also note your statement that the board will not decrease the authorized common stock in connection with the reverse stock split, and that any additional common stock so authorized will be available for issuance for a variety of corporate purposes. Please revise to disclose whether you have any plans, arrangements, understandings, etc. with respect to the issuance of any of the shares that would be newly available for issuance as a result of the reverse split. If such plans exist, please disclose all material information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Jones at (202) 551-3786, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director